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      +--------+
      | FORM 4 |                 U.S. SECURITIES AND EXCHANGE COMMISSION
      +--------+                         WASHINGTON, D.C. 20549

[_] Check this box if         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    no longer subject
    to Section 16.         Filed pursuant to Section 16(a) of the Securities
    Form 4 or Form 5        and Exchange Act of 1934, Section 17(a) of the
    obligations may          Public Utility Holding Company Act of 1935 or
    continue. See          Section 30(f) of the Investment Company Act of 1940
    Instruction 1(b).

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1.  Name and Address of Reporting Person*
       Sauvigne                   Christopher                       Paul
-------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

c/o Andrea Electronics Corporation
45 Melville Park Road
-------------------------------------------------------------------------------
                                   (Street)

       Melville                       NY                              11747
-------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol ANDREA ELECTRONICS CORP. (AND)
                                             ----------------------------------

3.  IRS or Social Security Number of Reporting Person,
    (Voluntary)
                --------------

4.  Statement for Month/Year   4/01
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    _X_ Director   __X_ Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify below)

      President and Chief Operating Officer
    ---------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    __X_ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person
-------------------------------------------------------------------------------

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
-------------------------------------------------------------------------------
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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             4/2/01     P            1,500 shares   A        $1.75 per
                                                                         share                                I          By Spouse
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Common Stock             4/2/01     P            7,900 shares   A        $1.80 per
                                                                         share                                I          By Spouse
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Common Stock             4/2/01     P              600 shares   A        $1.90 per                            I          By Spouse
                                                                         share          15,000
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Common Stock             4/2/01     P            1,000 shares   A        $1.90 per                            I          By Son
                                                                         share
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Common Stock             4/2/01     P            1,500 shares   A        $1.95 per                            I          By Son
                                                                         share           2,500
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            4/2/01      P            2,500 shares   A        $1.90 per
                                                                         share           2,500                I          By Daughter
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        15,000                D
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
Reminder: Report on a separate line for each line                         (Over)
for each class of securities beneficially owned directly         SEC 1474 (7/96)
or indirectly.
*If the form is filed by more than reporting person, see Instruction 4(b)(v).

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                 See Note           See Note
 (Right to Buy)                          II-1             II-1
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number of    10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          Deriv-           ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security:     ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indirect (I)  (Instr.
                               Exer-    tion         Title   Number of                      of               (Instr. 4)    4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                               See Note  See Note    Common   500,000          See Note       500,000           D
                                 II-1      II-1      Stock                       II-1
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

See Attachment to this Form 4


                         /s/ Christopher P. Sauvigne           4/3/01
                         -------------------------------  -----------------
                         **Signature of Reporting Person        Date


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a):

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Attachment to Form 4
--------------------

Item 1.  Name and Address of Reporting Person:    Christopher P. Sauvigne
                                                  c/o Andrea Electronics Corporation
                                                  45 Melville Park Road
                                                  Melville, New York 11747

Item 2.  Issuer Name and Ticker or Trading Symbol: Andrea Electronic
         Corporation  (AND)


Item 4.  Statement for Month/Year:                4/01

Item 6.  Relationship of Reporting Person to Issuer: President and Chief
         Operating Officer

Additional Information:

Note II-1:

         Includes the following options under the Andrea Electronics Corporation
1991 and 1998 Stock Plans:

    Transaction Date
    (Grant Date)           Date          Expiration       Exercisable        Number of
                       Exercisable          Date             Price            Shares

      11/20/98           11/20/99         11/20/08            $8.88            62,500
                         11/20/00         11/20/08            $8.88            62,500
                         11/20/01         11/20/08            $8.88           125,000

       3/23/99            3/23/00          3/23/09            $6.25            18,750
                          3/23/01          3/23/09            $6.25            18,750
                          3/23/02          3/23/09            $6.25            37,500

       8/17/99            8/17/00          8/17/09           $5.375            12,500
                          8/17/01          8/17/09           $5.375            12,500
                          8/17/02          8/17/09           $5.375            25,000

       4/17/00            4/17/01          4/17/10           $6.875            18,750
                          4/17/02          4/17/10           $6.875            18,750
                          4/17/03          4/17/10           $6.875            37,500

       8/01/00            8/01/01          8/01/10            $6.00            12,500
                          8/01/02          8/01/10            $6.00            12,500
                          8/01/03          8/01/10            $6.00            25,000

                          Total                                               500,000
                                                                              =======